Exhibits

Sub-Item 77Q(1)(a) - Copies of any material amendments to the registrant's charter or by-laws:

At a meeting held on October 20, 2015, the Board of Directors of the Registrant approved Amended and Restated Bylaws (the
"Bylaws") of the Corporation. A copy of the Bylaws is filed herewith.

Sub-Item 77Q(1)(e) - Copies of any new or amended registrant investment advisory agreements:

On July 22, 2015, Old Westbury Funds, Inc. entered into a Sub-
Advisory Agreement dated July 23, 2015 among the Registrant, BIM and TPH Asset Management LLC relating to the Old Westbury
Strategic Opportunities Fund (the "Agreement").  A copy of the
Agreement is filed herewith.